March 14, 2019

VIA EDGAR SUBMISSION

Ta Tanisha Meadows

Division of Corporation Finance

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	The Container Store Group, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2018
Filed May 31, 2018
File No. 1-36161

Dear Ms. Meadows:

The Container Store Group, Inc. (the “Company”) is pleased to respond to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 12, 2019.  For ease of reference, the comment is repeated in italics below and followed by the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2018

Exhibits

1.We reviewed your response to comment one in our letter dated March 1, 2019. Although the omission of paragraph 4(b) was inadvertent, it is a requirement of Rule 13a-14(a) and Rule 15d-14(a) of the Exchange Act and your filing should be amended. Please also amend your subsequent quarterly reports. You may provide abbreviated amendments that consist of a cover page, an explanatory note, the signature page and paragraphs 1, 2, 4, and 5 of the certification.

RESPONSE

Pursuant to the Staff’s comment, the Company will file abbreviated amendments to the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2018, quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2018, quarterly report on Form 10-Q for the fiscal quarter ended September 29, 2018 and quarterly report on Form 10-Q for the fiscal quarter ended December 29, 2018, that consist of a cover page, an explanatory note, the signature page and paragraphs 1, 2, 4, and 5 of certifications required by Section 302 of the Sarbanes-Oxley Act of 2002.

Please do not hesitate to telephone the undersigned at (972) 538-6408 if you have any questions regarding this response letter.

Very truly yours,

Jodi L. Taylor

Jodi L. Taylor
Chief Financial Officer, Chief Administrative Officer and Secretary